Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

Adrian Cheng’s SPAC tie-up with Prenetics to help fuel acquisitions by Hong Kong diagnostics testing company

South China Morning Post

Chad Bray

16 September 2021

•	Prenetics will list on Nasdaq following merger with Artisan Acquisition, a blank cheque company backed by the Hong Kong tycoon
•	Deal values the genetics and diagnostic health testing unicorn at US$1.25 billion

Hong Kong-based Prenetics plans to use a cash infusion from its tie-up with a blank-cheque company backed by Adrian Cheng Chi-kong, the third-generation scion of one of Hong Kong’s wealthiest families, to fuel acquisitions in the diagnostic testing and genomics space, according to the company’s CEO.

The genetics and diagnostic health testing unicorn, which counts the Alibaba Entrepreneurs Fund and Ping An Ventures as early backers, said on Thursday that it would merge with Cheng’s blank-cheque company, the Artisan Acquisition Company, in a deal that values it at US$1.25 billion.

Prenetics is expected to list on Nasdaq following the merger, which is expected to close by the first quarter of next year. The company’s existing investors are expected to transfer 100 per cent of their equity into the combined company.

“We will have over US$400 million in cash that we will be able to deploy for M&A,” Prenetics CEO Danny Yueng Sheng-wu told the Post. “We’re looking at acquisitions right now: companies that are in the rapid diagnostics space, companies that are in genomics, companies that are in health technology.”

Artisan is backed by an investment vehicle founded by Cheng, the CEO and executive vice-chairman of New World Development. The special purpose acquisition company (SPAC) counts Aspex Master Fund, a Hong Kong private investment fund, and Pacific Alliance Asia Opportunity Fund, a Hong Kong private-equity fund, as anchor investors.

“It was our core mission to seek out a high-impact and high-growth global company, and I am very pleased that we have found it with Prenetics,” Cheng said in a statement. “We share the vision to provide easily accessible and decentralised health care services to millions of people globally. I look forward to this ongoing partnership and, together, creating greater shared value for all.”

Prenetics will receive US$459 million in cash from the transaction, including US$120 million in so-called private investment in public equity (PIPE) financing. PIPE investors include Aspex, private equity firm PAG and Indonesian conglomerate Lippo Group.

The company has more than 700 employees globally and expects to exceed US$200 million in revenue this year. It has performed more than 5 million diagnostic and genetic tests in Hong Kong and the United Kingdom and was the first private laboratory chosen for the Hong Kong government’s Covid-19 testing programme.

Its Covid-19 testing technology is used to test departing passengers at London’s Heathrow Airport and Hong Kong International Airport, as well as testing players in the English Premier League.

In August, Prenetics unveiled the Circle HealthPod, a reusable home testing device for Covid-19 and other infectious diseases. Prenetics is collaborating with New World and Watsons on the launch of HealthPod in Hong Kong.

It hopes to receive approval for the HealthPod device from the US Food and Drug Administration by the first quarter of 2022. It also plans to introduce additional tests with the HealthPod for flu and HIV next year.

Prenetics is Yueng’s fourth company and its US listing represents an important step forward in the acceptance of start-up culture in Hong Kong, he said.

“This is a huge milestone for Prenetics and equally important for Hong Kong entrepreneurs. This represents the first [Hong Kong] unicorn to exit in any market,” Yueng said. “As I get older in my entrepreneur career, I want to be able to help inspire and provide hope for other entrepreneurs here in Hong Kong and also for the next generation of entrepreneurs.”

SPACs have been one of the hottest fundraising trends since the beginning of 2020, raising US$124 billion this year alone, according to SPAC Analytics, a research firm focused on the investment vehicles.

The blank-cheque companies do not have an existing business, but are created to raise financial war chests and buy assets within a limited period of time, usually 18 months to 24 months.

Cheng is one of several wealthy investors in Hong Kong who have jumped on the SPAC bandwagon.

A SPAC backed by Hong Kong billionaire Richard Li Tzar-kai and billionaire technology investor Peter Thiel agreed in July to buy Singapore’s PropertyGuru for US$1.8 billion. In August, a blank-cheque company backed by Hong Kong’s L2 Capital Management bought the publisher of Forbes in a deal that valued the company at US$630 million.

After several of Hong Kong’s wealthiest families went to the US to tap the SPAC trend, Hong Kong announced plans to explore whether to adjust its listing rules to allow IPOs by the blank-cheque companies. The city’s regulators could unveil a consultation paper on proposed changes as soon as this month, but were beaten to the punch by Singapore, which announced its own rule changes this month to allow SPACs to go public in the city state.

UBS is advising Artisan, while Citigroup is advising Prenetics.

Link to article: https://www.scmp.com/business/banking-finance/article/3148945/adrian-chengs-spac-tie-prenetics-help-fuel-acquisitions

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position,  Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, technological and market trends, the sources and uses of cash from the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements.In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.